March 28, 2019

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Branch Chief
Office of Manufacturing and Construction

Re:	Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2018
Filed May 30, 2018
Form 8-K
Filed January 31, 2019
File No. 001-36436
Dear Mr. Ingram:

This letter is being respectfully submitted by Deckers Outdoor Corporation, a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”) contained in the Staff letter dated March 18, 2019 (the “Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comments as set forth in the Letter.
Form 10-K for Fiscal Year Ended March 31, 2018
Form 8-K Filed January 31, 2019
Exhibit 99.1, page 1

1.
We note the disclosures of GAAP financial measures to non-GAAP financial measures included in your earnings release. Although the income statements presented are not identical to your interim income statements prepared in accordance with GAAP, your presentation does not appear in compliance with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K which precludes presenting a full non-GAAP income statement when reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures since it places undue prominence on the non-GAAP financial measures and may give the impression that the non-GAAP income statement is a comprehensive basis of accounting. Please revise your disclosures accordingly.

250 Coromar Drive
Goleta, CA 93117

Company Response:
The Company respectfully submits that, in disclosing certain non-GAAP financial measures in the earnings press release furnished as Exhibit 99.1 to the Form 8-K (the “Earnings Release”), it specifically considered the application of Regulation G and Item 10(e) of Regulation S-K, as well as the related Non-GAAP Financial Measures Compliance and Disclosure Interpretations (collectively, the “Non-GAAP Disclosure Guidance”). The Non-GAAP Disclosure Guidance confirms that, whenever a non-GAAP financial measure is included in a filing with the SEC, there must be a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure. The Non-GAAP Disclosure Guidance also states that, whether a non-GAAP financial measure is more prominent than the comparable GAAP financial measure “generally depends on the facts and circumstances in which the disclosure is made,” and is therefore not based on the consideration of any one factor. For the following reasons, the Company believes its current presentation of non-GAAP financial measures within the Earnings Release is compliant with the Non-GAAP Disclosure Guidance.

•
Non-GAAP financial measures are not presented in the Earnings Release in a manner that results in their undue prominence relative to the corresponding GAAP financial measures. The GAAP financial measures are generally presented before the non-GAAP financial measures throughout the Earnings Release. In addition, the non-GAAP financial measures are generally not presented in bold font, larger font or italicized font, or in any other manner intended to emphasize them relative to the GAAP financial measures. The Company’s cautious approach to the disclosure of the non-GAAP financial measures within the Earnings Release is consistent with the SEC guidance, including a number of the disclosure examples provided in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

•
The Earnings Release includes an appropriate disclaimer regarding the Company’s use of non-GAAP financial measures. The Company provided a disclaimer that confirms the non-GAAP financial measures presented in the Earnings Release should not be afforded greater weight than the GAAP financial measures. It states, in pertinent part, that the non-GAAP financial measures “are not intended to represent, and should not be considered to be more meaningful measures than, or alternatives to, measures of operating performance as determined in accordance with GAAP.” The disclaimer is presented in a prominent manner under the heading “Non-GAAP Financial Matters.” The disclaimer is comprehensive and consistent with market practice. The disclaimer is referenced at the beginning of the press release, and also precedes the reconciliation of the GAAP financial measures to the Non-GAAP financial measures.

•
The Company’s GAAP financial statements precede the disclosure of the reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measures. In the Earnings Release, the Company presents its “Consolidated Statements of Comprehensive Income (Loss)” and “Consolidated Balance Sheets”, both of which are presented in accordance with GAAP, prior to the presentation of the reconciliation of GAAP financial measures to non-GAAP financial measures. This presentation clearly gives greater prominence to the GAAP financial measures relative to the non-GAAP financial measures, especially when read in combination with the disclaimer referenced above.

•
The Company presents a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures. Consistent with the requirements of the Non-GAAP Disclosure Guidance, the Earnings Release includes a reconciliation of GAAP financial measures to non-GAAP financial measures. The reconciliation was not presented for the purpose of attaching undue prominence to the non-GAAP financial measures, but rather to comply with the specific requirements of Item 10(e)(1)(i)(B) of Regulation S-K. At the same time, the Company sought to present the reconciliation in a manner that provides investors with clear and transparent disclosures to facilitate an understanding of the impact of the adjustments. The Company confirms that it only presents non-GAAP financial measures that it believes are consistent with the information requested and reviewed by its analysts and investors, and that it seeks to calculate the measures (and to present the required reconciliations) in a manner that is consistent from period to period. The Company believes the format of the reconciliation used in the Earnings Release strikes the appropriate balance between providing clear and consistent disclosure to investors, while complying with the Non-GAAP Disclosure Guidance.

•
A full non-GAAP income statement was not presented in the reconciliation. The Non-GAAP Disclosure Guidance indicates that presenting a full non-GAAP income statement when reconciling non-GAAP financial measures to GAAP financial measures could result in the disclosure of the non-GAAP financial measures being more prominent. However, as the Staff expressly acknowledges in the Letter, the Company has not presented a full non-GAAP income statement in the reconciliation and, in fact, the Company specifically excluded multiple line items from the GAAP income statement in presenting the reconciliation. These items were excluded both in response to concerns about presenting a full non-GAAP income statement, and because the Company believed the exclusion of certain items allowed it to emphasize the specific adjustments it was making to the GAAP financial measures. In addition, the presentation of the reconciliation is only one factor to be considered in determining if non-GAAP financial measures have been given undue prominence in a particular disclosure. When considered in light of the overall disclosure of information within the Earnings Release, the Company does not believe investors will be left with the impression that the non-GAAP income statement is a comprehensive basis of accounting, or that non-GAAP financial measures have been presented in a manner so as to give them undue prominence.

For each of the foregoing reasons, the Company believes that the current presentation of its non-GAAP financial measures within the Earnings Release complies with the requirements of the Non-GAAP Disclosure Guidance. However, the Company respectfully confirms that, in preparing its future public disclosures, it intends to continue to comply with the Non-GAAP Disclosure Guidance. In particular, it will continue to assess whether it is appropriate to further simplify the presentation of any reconciliation of non-GAAP financial measures to GAAP financial measures.

2.
We note you present projected Non-GAAP Diluted EPS in your earnings release without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when preparing your next earnings release.

Company Response:
The Company respectfully confirms that, in providing the projected “Non-GAAP Diluted EPS” amount in the Earnings Release without a reconciliation to the most directly comparable GAAP financial measure, it was relying on the “unreasonable efforts” exception for providing non-GAAP financial measures that are forward-looking, which is set forth in Item 10(e)(1)(i)(B) of Regulation S-K. The Company believed that, because of the substantial uncertainty associated with predicting any future adjustments to its GAAP financial measures, which may include certain unique, one-time or non-recurring income or expense items that are inherently difficult to anticipate or quantify, it was not possible to accurately predict the impact those items may have relative to the GAAP financial measures.
However, the Company acknowledges the guidance set forth in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and confirms that it will comply with the guidance when preparing its future public disclosures. In particular, to the extent the Company relies on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, it will disclose that fact and identify the information that is unavailable and its probable significance in a location of equal or greater prominence to the comparable GAAP financial measure.
* * * * *
In responding to the Staff’s comments in the Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.
If you have any questions or if we can provide any additional information, please feel free to contact Ryan C. Wilkins, Esq. of Stradling Yocca Carlson & Rauth, our outside legal counsel, via telephone at 949-725-4115 or via electronic mail at rwilkins@sycr.com, or in his absence, Thomas Garcia, Esq., General Counsel, via telephone at 805-967-7611 or via electronic mail at tom.garcia@deckers.com.

Sincerely,

/s/ Steven J. Fasching
Steven J. Fasching
Chief Financial Officer
Deckers Outdoor Corporation

cc:     David Powers
Chief Executive Officer
Deckers Outdoor Corporation

Thomas Garcia, Esq.
General Counsel
Deckers Outdoor Corporation

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson Rauth, P.C.